                                                                   EXHIBIT 77(D)

Morgan Stanley Institutional Fund Trust - U.S. Small Cap Value Portfolio
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     The Board of Trustees approved changing the capitalization range of the
U.S. Small Cap Value Portfolio to the higher of $2 billion or the high end of the range of companies represented in the Russell 2000 Value Index.